Exhibit 99.1

Azure Power Sells Non-Core Solar Rooftop Portfolio to Radiance Renewables; Transaction Expected to Improve Overall Cost Structure and be Value Accretive

•	Azure Power’s first ever asset sale reaffirms commitment to capital discipline
•	Transaction expected to be accretive to run rate Cash Flow to Equity (CFe) and reduce general and administrative (G&A) expenses

New Delhi, April 5, 2021: Azure Power Global Limited, a leading solar power producer in India, announced it has signed a binding agreement to sell its non-core solar rooftop portfolio to Radiance Renewables Pvt. Ltd. (Radiance), one of India’s leading providers of competitive renewable energy solutions for commercial, industrial and residential customers and a 100% subsidiary of the Green Growth Equity Fund (“GGEF”), India’s leading Climate fund, managed by EverSource Capital,  for a total consideration of INR 5,365 million (US$ 73.5 million(1)) subject to purchase price adjustments.  The rooftop portfolio generated INR 331 million (US$ 4.5 million(1)) in EBITDA for the 12 months ending December 30, 2020. After excluding rooftop revenues, our new FY’22 revenue guidance is INR 17,200 – 18,200 million (or US$ 236 - $249 million(1).) In addition, the company now expects G&A (excluding stock compensation expenses and transaction costs) to be ~US$ 20 million compared to our previous guidance which assumed ~US$ 22 million inclusive of the rooftop portfolio.  The company also expects the run rate CFe to improve as a result of this transaction. The company further expects to take an estimated INR 2,900 – 4,400 million (US$ 40 - $60 million(1)) one-time charge subject to purchase price adjustments and other conditions related to this sale.  Proceeds are expected to be received before December 31, 2021. KPMG was the financial advisor and Trilegal was counsel to Azure Power on this transaction.

The rights of our Green Bond owners have been protected in respect of the 42.7 MWs that are part of the Restricted Groups (as defined in the respective Green Bond Indentures). As part of the sale agreement, 48.6% of the equity ownership in the 42.7 MWs will be transferred to Radiance, and the remaining 51.4% will be transferred post refinancing of our Green Bonds. All of the cash flows related to such 42.7 MWs are to remain in the SPV to service debt and cannot be up streamed until such refinancing and the remaining 51.4% equity ownership in the 42.7 MWs is transferred to Radiance. In the event transference does not occur, the company must reimburse Radiance the equity value of the assets not transferred along with an INR 10.5% per annum equity return.

Speaking on this occasion, Mr Ranjit Gupta, Chief Executive Officer, Azure Power said, “This sale, the first ever asset sale in Azure Power’s history, illustrates the company’s commitment to capital discipline. The sale of this non-strategic portfolio allows us to enhance returns on invested capital through efficiency gains and cost optimisation whilst recycling capital into higher return, committed projects. Our focus is on creation of shareholder value.”

On this announcement, Manikkan Sangameswaran, Executive Director, Radiance Renewables said “This strategic acquisition will position Radiance as a significant pan India player in the Commercial, Industrial and Institutional segments with exposure to long term power purchase agreements with quality customers based on net metering in the build out of its distributed generation platform. This transaction allows Radiance to bring its high quality asset management skills to improve asset performance given its focus on enhancing and delivering value to its stakeholders. We plan to introduce cutting-edge asset management tools such as real-time monitoring with analytics and aim to make Radiance a leading Renewable Energy as a Service (REaaS) player in India.”

(1)	The exchange rate of INR 73.01 to US$1 at the New York closing rate of December 31, 2020

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio of 6.9 gigawatts on February 28, 2021 of which 2.0 GWs are operational, 0.9 GWs are under construction and 4.0 GWs have received a Letter of Award but for which PPAs have yet to be signed. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

About Radiance Renewables Private Limited

Radiance Renewables Private Limited (“Radiance”) is one of India’s leading providers of competitive renewable energy solutions for commercial, industrial and residential customers enabling them to achieve their sustainability goals.

Radiance is a 100% subsidiary of the Green Growth Equity Fund (“GGEF”), India’s leading Climate fund, managed by EverSource Capital, with cornerstone investments from India’s National Investment and Infrastructure Fund (“NIIF”) and Foreign, Commonwealth and Development Office ("FCDO") of the UK government. EverSource Capital is a 50:50 joint venture between Everstone

Capital, one of Asia’s premier multi-asset investment firms, and Lightsource bp, a global leader in renewables, with a global portfolio of more than 21 GW under development, construction and operation.

Radiance has created and now manage an operational capacity of 95 MWp across Maharashtra, Tamil Nadu, Karnataka, Chhattisgarh, Telangana and Rajasthan covering a total of 13 sites and currently has close to 40 MWp of projects under construction and another 60 MWp under development. It continues to build more projects under Open Access and Behind the Meter, targeting a portfolio of 1.5 GW. For more information, visit www.radiancerenewables.com and follow us on .

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com